

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2011

Via E-mail
Chuan-Tao Zheng
President and Chief Executive Officer
Toda International Holdings Inc.
c/o Dalian TOFA New Materials Development Co, Ltd.
No. 18-2-401 Gangjing Garden,
Dandong Street, Zhongshan District
Dalian, Liaoning Province 116001
People's Republic of China

>   **Re: Toda International Holdings Inc.**
>   **Amendment No. 2 to Form 8-K**
>   **Filed May 31, 2011**
>   **Form 10-K for the fiscal year ended June 30, 2010**
>   **Filed October 13, 2010**
>   **File No. 000-52346**

Dear Mr. Zheng:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form 8-K filed May 31, 2011

Item 1.01 Entry Into a Material Definitive Agreement, page 1

1.   We note your response to comment two in our letter dated April 29, 2011, but we cannot locate the filed exhibit. We re-issue the comment. We note the share purchase agreement between Nautilus and Mod-Ocean, as mentioned in the first paragraph of this section. Please file this agreement as an exhibit.

2.   We re-issue comment three in our letter dated April 29, 2011. We note the disclosure on page two regarding the amount of ordinary shares that will be outstanding following the consummation of the share consolidation and the automatic conversion of the preference shares. We note that the consolidation would only appear to apply to the ordinary shares currently outstanding and that the consolidation does not appear to be reflected in the preference share conversion. Therefore, it would appear that after the consolidation and conversion, the shareholder who owned the preference shares would control a greater percentage of the voting securities than the current ownership. Please clearly disclose. Your own calculations in your response to comment three lend further support to this comment, as Mr. Zhen is currently listed as owning 23.19% of the voting power but after the consolidation and conversion he will own 37.64%.

3.   We re-issue comment five in our letter dated April 29, 2011. Please disclose the material terms of the contractual agreements. For example, disclose the amount of the loans, the amount and percent of shares pledged, and the purchase price under the equity interest purchase agreement.

Description of Our Industry, page 6

4.   We note your response to comment seven in our letter dated April 29, 2011. Please provide us with English translations of the source information you submitted attached to your letter of May 31, 2011. In addition, as previously requested, please provide the source(s) of the information in this section. Also, provide the source(s) of the information in the business section.

Description of Our Business, page 8

5.   We re-issue comment eight in our letter dated April 29, 2011. Please include your response in the filing. Also, please provide the source(s) of the information in your supplemental response and provide us supplementally with copies of these source materials. Lastly, we note that the information in your response is from 2009. Please explain how that information is applicable in determining your current market share.

6.   We re-issue comment nine in our letter dated April 29, 2011. Please discuss in the filing the basis for or assumptions underlying your belief that you may achieve annual operating income and net profit growth of 30% over the next three years. In particular we note that revenues decreased from the year ended December 31, 2009 compared to 2008. We again direct you to Item 10(b) of Regulation S-K for the Commission policy on projections. Please revise the disclosure accordingly. We also note other projections, such as the disclosure on pages 16 and 17 relating to additional revenue and gross or net profit. Lastly,

7.   please provide the source(s) of the information in your supplemental response and provide us supplementally with copies of these source materials.

8.   Please provide the basis for the disclosure on page nine that your entire CCS production process has a net environmental impact of zero.

9.   We re-issue comment 16 in our letter dated April 29, 2011. We note the risk factor on page 22 regarding potential environmental liability. Please revise to disclose the costs and effects of compliance with environmental laws. See Item 101(h)(4)(xi) of Regulation S-K.

10.   We re-issue comment 17 in our letter dated April 29, 2011. Please revise the "Description of Our Business" section to disclose the effect of existing or probable governmental regulations on your business. See Item 101(h)(4)(ix) of Regulation S-K.

11.   Please provide the basis for the estimated market share in the competition discussion on page 11.

Management's Discussion and Analysis of Financial Condition and Results of Operations
General, page 34

12.   We note your response to comment 22 in our letter dated April 29, 2011. Please expand your disclosures to describe the risks and judgments associated with the consolidation of the variable interest entities, TOFA and Tongda, through the contractual agreements. In addition, disclose information that allows investors to evaluate the nature of assets held by, and the operations of, entities apart from the variable interest entities. This information should be in sufficient detail to inform investors of the assets, operations, and cash flows that are not subject to involvement with the variable interest entities.

13.   We read your response to comment 39 in our letter dated April 29, 2011, and note you have two reportable segments. Please explain why there is no cost of sales associated with related party sales and reconcile to amounts presented on statement of operations.   In addition, please expand your MD&A operating results discussion to include an analysis of each reportable segment.

Liquidity and Capital Resources, page 43

14.   We re-issue comment 24 in our letter dated April 29, 2011. Please disclose the material terms of the bank loans and file any material loan agreements as exhibits.

15.   We re-issue comment 26 in our letter dated April 29, 2011. Please provide the disclosure required by Item 404(a)(5) of Regulation S-K for each loan discussed.

Directors, Executive Officers, Promoters and Control Persons, page 52

16.   We partially re-issue comment 31 in our letter dated April 29, 2011. Please revise
        the biographical information for Mr. Rozelle to discuss the specific experience,
        qualifications, attributes or skills that led to the conclusion that they should serve
        as a director, in light of your business and structure, as required by Item 401(e)(1)
        of Regulation S-K.

Item 3.02 Unregistered Sales of Equity Securities

17.   We note your response to comment 32 in our letter dated April 29, 2011. Please
        tell us your basis for your position that the information does not have to be
        disclosed in this filing, or please address the fact that a Form D related to the
        November 19, 2010 transaction was not filed and disclose the facts supporting
        your reliance on Rule 506. The reverse merger Form 8-K reflects the information
        required by Form 10. Therefore, Item 701 of Regulation S-K requires disclosure
        of all recent sales of unregistered securities for the past three years. Please revise
        the disclosure accordingly.

Item 9.01 Financial Statement and Exhibits

18.   We re-issue comment 34 in our letter dated April 29, 2011. Schedule 4.01(a) to
        Exhibit 2.1 appears to contain material terms of the share exchange and
        preference shares. Please file exhibit 2.1 to include Schedule 4.01(a).

19.   We partially re-issue comment 35 in our letter dated April 29, 2011, as it relates
        to exhibits 10.12, 10.13 and 10.14. Please file signed, complete versions of each
        exhibit.

20.   Furthermore, we note your response to comment 35 in our letter dated April 29,
        2011, that "[c]ertain personal information about the TOFA and Tongda
        shareholders has been redacted." Please file complete, unredacted copies of the
        exhibits, or request confidential treatment of information that otherwise is
        required to be disclosed. See Rule 24b-2 under the Securities Exchange Act of
        1934. Lastly, we note that exhibits 2 and 4 to exhibit 10.15 have been
        intentionally omitted. Please clarify whether these were omitted in the agreement
        signed between the parties or whether these were omitted in the versions filed on
        Edgar.

21.   We note that exhibits 10.7 and 10.10 refer to a form attached to the agreement and
        exhibits 10.8 and 10.11 refer to the power of attorney attached to the agreement.
        Please file these exhibits in their entirety.

Exhibit 99.1
Consolidated Financial Statements
Consolidated Statements of Operations and Other Comprehensive Income

22.   We note your response to comment 37 in our letter dated April 29, 2011 regarding no costs associated with leasing sales as the technologies were developed internally and costs are included in operating expenses. We continue to believe that all direct costs for leasing sales should be segregated and presented in cost of sales and not operating expenses. Please revise, or explain how there can be no costs relating to leasing sales.

Note 2. Summary of Significant Accounting Policies

23.   We note that you entered into a series of contractual agreements with TOFA and Tongda (VIEs) and its shareholders to transfer the economic interests to Dalian Xinding. Please describe why your subsidiary Dalian Xinding entered into the contractual agreements rather than acquire a direct ownership interest in the VIEs.

(b) Consolidation of Variable Interest Entities

24.   Please expand your disclosures to satisfy the objectives set forth in ASC 810-10-50-2AA. In this regard, disclose the significant judgments and assumptions made in determining whether to consolidate the VIEs; nature of restrictions on the VIE's assets and carrying amounts of such assets; and how involvement with the VIEs affects your financial position, financial performance, and cash flows.

25.   Please disclose the duration of the terms of the agreements underlying the contractual agreements and how the contractual agreements renew.

26.   Please disclose how the contractual arrangements grant your subsidiary power to direct the activities that most significantly impact economic performance and the right to economic returns.

27.   Please tell us and disclose how you considered risks to the enforceability of the contractual agreements in determining whether to consolidate the VIE. In addition, disclose the potential consequences to your financial position, financial performance and cash flows related to each risk identified.

28.   Please tell us whether the Equity Pledge Agreements have been registered with the applicable PRC government office and the impact to you if they have not been registered.

29.   Please provide the disclosures required by ASC 810-10-50-3.

(d) Revenue recognition, page 9

30.   We read your response to comment 41 in our letter dated April 29, 2011;
        however, we do not see where you have fully addressed our comment. We
        therefore reissue the comment. Please revise your disclosure to clarify how each
        of the SAB 104 criteria applies specifically to each of your revenue streams (e.g.
        disclose how persuasive evidence of an arrangement is demonstrated for product
        sales, leasing etc.) In addition, describe any significant terms and conditions
        related to sales, including any customer acceptance provisions and other post-
        delivery obligations (e.g. product returns, credits, rebates, discounts, volume
        incentives, etc.) and the related accounting policies.

31.   We read your response to comment 42 in our letter dated April 29, 2011 that
        customer deposits are included in accrued liabilities and other payables. We note
        that accrued liabilities were $20,454 and zero at December 31, 2010 and
        December 31, 2009. We also note the disclosure in Note 13 stating that accrued
        liabilities include accrued staff welfare and other payables. Considering that
        TOFA normally receives a deposit of 30% of the contract value from its clients
        when the sales contract is entered, please explain why the balances are so low.
        Please add clarifying disclosure in your revenue recognition policy on how you
        account for customer deposits and the timing between receiving the sales contract
        and delivery of the products.

32.   We read your response to comment 43 in our letter dated April 29, 2011;
        however, it does not appear you have addressed the comment. We therefore
        reissue the comment. Please revise to explain, in greater detail, the term
        "production technologies" and if they are sold separately from the wiring
        equipment, clarify the method used to determine sales price and disclose the
        estimates involved to determine these sales.

33.   We read your response to comment 44 in our letter dated April 29, 2011;
        however, it does not appear you have addressed the comment. We therefore
        reissue the comment. Please revise to disclose your accounting policy relating to
        shipping and handling costs, including whether you charge your customers for
        shipping and handling fees and if you include such amounts in revenue.

(o) Income taxes

34.   We read your response to our prior comment 45 stating that you have not
        provided for deferred income taxes since they do not exceed your materiality level
        of 5% of profit before tax. However, SAB 99 specifically states registrants
        cannot rely exclusively on 5%, or any numerical threshold, to determine whether
        amounts or disclosures are material to financial statements. Please refer to the
        discussion under the "Assessing Materiality" section in SAB 99 and revise to

provide the applicable deferred taxes or provide a SAB 99 compliant analysis of the reasons for not recognizing deferred taxes.

12. Bank Loans

35.   We read your response to our prior comment 48, and we note that the terms of the Shenzhen Development Bank loan of $944,937 have been extended to May 2011. Please tell us and revise to clarify whether it was further extended and the current status of this loan.

You may contact Blaise Rhodes at (202) 551-3774 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director